May 23, 2018

VIA EDGAR

Christine Westbrook

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SELLAS Life Sciences Group, Inc.
Registration Statement on Form S-1
SEC File No. 333-225140

Dear Ms. Westbrook,

On behalf of SELLAS Life Sciences Group, Inc. (the “Company”), a Delaware corporation, we hereby specifically incorporate into the facing page of the Registration Statement on Form S-1, filed by the Company on May 23, 2018, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Yvan-Claude Pierre, Esq. at Cooley LLP, 1114 Avenue of the Americas, New York, New York 10036 (212-479-6000).

Very truly yours,

/s/ Barbara A. Wood
Barbara A. Wood
Executive Vice President and General Counsel

Cc: Yvan-Claude Pierre, Esq., Cooley LLP